Exhibit 99.1

Lifeway Foods, Inc. Announces Results for the Fourth Quarter and Full Year Ended December 31, 2021

Annual net sales increase 16.7% year-over-year to $119.1 million; up 27.1% compared to 2019

Delivers 9th straight quarter of year-over-year net sales growth

Morton Grove, IL — July 21, 2022— Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), the leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the fourth quarter and full year ended December 31, 2021.

“I am excited to report yet another consecutive quarter of year-over-year growth for Lifeway and a very strong year for the brand as a whole, illustrated by our 16.7% net sales growth when compared to full year 2020,” commented Julie Smolyansky, Lifeway’s President and Chief Executive Officer. “Our customer acquisition strategy paid dividends in 2021. Throughout the year, we increased investments in our marketing and advertising programs, focusing both on new customers as well as our existing base, which has contributed to elevated brand engagement and improved brand performance. We are also encouraged by the growing consumer focus on gut-health and protein, which continues to expand our addressable market and should provide us continued positive momentum. We plan to further execute on our customer acquisition strategy and capitalize on the heightened interest in our better-for-you sector.”

Smolyansky added, “I would also like to highlight a few other wins for Lifeway in 2021. First, the acquisition of GlenOaks Farms. The integration of this great drinkable yogurt brand into our portfolio has been seamless so far, and we are very happy with its performance amongst its base of Western U.S. retailers, strategically complementing our eastern focused Fresh Made brand. Moving forward, we plan to expand upon the GlenOaks distribution. Our Lifeway Kefir product remains the true core of our business, and we are seeing a growth in velocity at some of our top retailers, which should drive continued growth of the product throughout the current year and beyond.”

Full Year 2021 Results

Net sales were $119.1 million for the year ended December 31, 2021, an increase of $17.0 million or 16.7% from the prior year. The net sales increase was primarily driven by higher volumes of our branded drinkable kefir, and to a lesser extent the favorable impacts from the completed acquisition of GlenOaks Farms in the third quarter.

Gross profit as a percentage of net sales was 24.1% for the year ended December 31, 2021.

Selling expenses increased $0.9 million to $11.1 million for the year ended December 31, 2021 from $10.2 million in the prior year. The increase was primarily due to increased investment in advertising and marketing programs.

General and administrative expenses decreased to $11.6 million for the year ended December 31, 2021 from $11.7 million during the same period in 2020.

The Company reported net income of $3.3 million or $0.21 per basic and diluted common share for the year ended December 31, 2021 compared to net income of $3.2 million or $0.21 per basic and diluted common share during the same period in 2020.

Delayed Reporting of Financial Results and Filing of 10-K

As previously announced, the Company experienced delays in reporting its financial results and filing its 10-K for the year ended December 31, 2021. The delay is due to the identification of an error in accounting for income taxes of a prior year acquisition, resulting in a $1.18 million increase in goodwill and deferred income tax liability. The Company has evaluated the effect of this error on its current and prior period filings. As a result, the Company has restated its financial statement for the year ended December 31, 2020, and each of the quarters of fiscal years 2020 and 2021 in its Form 10K filed this morning.

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Conference Call and Webcast

A pre-recorded conference call and webcast with Julie Smolyansky discussing these results with additional comments and details is available through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/ and will also be available for replay.

About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cheese, probiotic oat milk, and a ProBugs line for kids. Lifeway’s tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland, France and the United Kingdom. Learn how Lifeway is good for more than just you at lifewayfoods.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “continue,” “build,” “future,” “increase,” “drive,” “believe,” “look,” “ahead,” “confident,” “deliver,” “outlook,” “expect,” and “predict.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2021 and 2020

(In thousands)

	December 31,
	2021	2020 (As Restated)
Current assets
Cash and cash equivalents	$9,233	$7,926
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,170 and $1,350 at December 31, 2021 and 2020, respectively	9,930	8,002
Inventories, net	8,285	6,930
Prepaid expenses and other current assets	1,254	1,163
Refundable income taxes	344	31
Total current assets	29,046	24,052

Property, plant and equipment, net	20,130	21,048
Operating lease right-of use asset	216	345

Intangible assets
Goodwill and indefinite-lived intangibles	15,404	14,004
Other intangible assets, net	4,278	–
Total intangible assets	19,682	14,004

Other Assets	1,800	1,800
Total assets	$70,874	$61,249

Current liabilities
Current portion of note payable	$1,000	$–
Accounts payable	6,614	5,592
Accrued expenses	3,724	2,196
Accrued income taxes	725	653
Total current liabilities	12,063	8,441
Line of credit	2,777	2,768
Note Payable	3,470	–
Operating lease liabilities	85	165
Deferred income taxes, net	3,201	2,944
Other long-term liabilities	147	77
Total liabilities	21,743	14,395

Commitments and contingencies

Stockholders’ equity
Preferred stock, no par value; 2,500 shares authorized; none issued	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,435 and 15,604 shares outstanding at 2021 and 2020	6,509	6,509
Paid-in capital	2,552	2,600
Treasury stock, at cost	(13,436)	(12,450)
Retained earnings	53,506	50,195
Total stockholders’ equity	49,131	46,854

Total liabilities and stockholders’ equity	$70,874	$61,249

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three months and twelve months ended December 31, 2021 and 2020

(In thousands, except per share data)

	Three Months Ended December 31,		Twelve months Ended December 31,
	2021	2020	2021	2020 (As Restated)

Net sales	$30,974	$25,585	$119,065	$102,026

Cost of goods sold	24,331	18,393	87,604	72,006
Depreciation expense	652	761	2,751	3,087
Total cost of goods sold	24,983	19,154	90,355	75,093

Gross profit	5,991	6,431	28,710	26,933

Selling expenses	2,587	2,786	11,097	10,197
General and administrative	2,909	2,980	11,611	11,661
Amortization expense	89	35	122	152
Total operating expenses	5,585	5,801	22,830	22,010

Income from operations	406	630	5,880	4,923

Other income (expense):
Interest expense	(44)	(27)	(116)	(118)
Realized gain on investments, net	–	–	2	4
Loss on sale of property and equipment	–	–	(88)	(28)
Other (expense) income	(1)	–	(62)	47
Total other (expense) income	(45)	(27)	(264)	(95)

Income before provision for income taxes	361	603	5,616	4,828

Provision for income taxes	454	764	2,305	1,596

Net income (loss)	$(93)	$(161)	$3,311	$3,232

Earnings (loss) per common share:
Basic	$(0.01)	$0.02	$0.21	$0.21
Diluted	$(0.01)	$0.02	$0.21	$0.21

Weighted average common shares:
Basic	15,435	15,604	15,537	15,597
Diluted	15,686	15,797	15,773	15,766

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2021 and 2020

(In thousands)

	2021	2020 (As Restated)

Cash flows from operating activities:
Net income	$3,311	$3,232
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	2,873	3,239
Non-cash interest expense	11	23
Non-cash rent expense	1	(37)
Bad debt expense	2	(6)
Deferred Revenue	(30)	(91)
Stock-based compensation	1,144	393
Deferred income taxes	257	841
Loss on sale of property and equipment	88	28
(Increase) decrease in operating assets:
Accounts receivable	(1,931)	(1,304)
Inventories	(1,356)	(538)
Refundable income taxes	(313)	649
Prepaid expenses and other current assets	(91)	423
Increase (decrease) in operating liabilities:
Accounts payable	1,022	311
Accrued expenses	504	(1,278)
Operating lease asset amortization/liability	–	–
Accrued income taxes	72	500
Net cash provided by operating activities	5,564	6,385

Cash flows from investing activities:
Purchases of property and equipment	(1,922)	(1,895)
Proceeds from sale of property and equipment	–	5
Acquisition, net of cash acquired	(5,220)	–
Net cash used in investing activities	(7,142)	(1,890)

Cash flows from financing activities:
Purchase of treasury stock	(1,583)	(405)
Payment of deferred financing cost	(32)	–
Proceeds from note payable	5,000	–
Repayment of note payable	(500)	–
Net cash provided by (used in) financing activities	2,885	(405)

Net increase in cash and cash equivalents	1,307	4,090
Cash and cash equivalents at the beginning of the period	7,926	3,836
Cash and cash equivalents at the end of the period	$9,233	$7,926

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$2,288	$(426)
Cash paid for interest	$102	$99
Non-cash investing activities
Increase (decrease) in right-of-use assets and operating lease obligations	$45	$(44)
Business acquisition escrow payable	$580	$–
Non-cash financing activities
Issuance of common stock under equity incentive plans	$–	$522

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